UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number:  001-33225

GREAT LAKES DREDGE & DOCK CORPORATION

 (Exact name of registrant as specified in its charter)

2122 York Road

Oak Brook, IL 60523

(630) 574-3000

 (Address, including zip code, and telephone number,

including area code, of registrant’s principal executive

offices)

Warrants to purchase common stock, par value $.0001

 (Title of each class of securities covered by this Form)

Common stock, par value $.0001

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

      Approximate number of warrant holders of record as of the certification or notice date of Warrants: 0

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of  1934, Great Lakes Dredge & Dock Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Great Lakes Dredge & Dock Corporation

By: /s/ Deborah A. Wensel
Deborah A. Wensel Chief Financial Officer

Date: July 19, 2007